FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                           For the month of August 2011

                        Commission File Number 2 - 68279

                               RICOH COMPANY, LTD.
                 -----------------------------------------------
                 (Translation of Registrant's name into English)

               13-1, Ginza 8-Chome, Chuo-ku, Tokyo 104-8222, Japan
               ---------------------------------------------------
                    (Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

      Form 20-F    X      Form 40-F    __

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __ )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __ )

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

      Yes    __      No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__ )


--------------------------------------------------------------------------------


                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            Ricoh Company, Ltd.
                                            ------------------------------
                                            (Registrant)

                                            By:  /S/  Zenji Miura
                                            ------------------------------
                                            Zenji Miura
                                            Director, Chief Financial Officer
                                            Corporate Executive Vice President



August 12, 2011

--------------------------------------------------------------------------------

RICOH COMPANY, LTD.

Consolidated Financial Statements
for the First Quarter Ended June 30, 2011

This is an English translation of the Quarterly Securities Report (Shihanki Hokokusho) for the first quarter ended June 30, 2011 pursuant to the Japanese Financial Instrument and Exchange Law.

Ricoh Company, Ltd. and Consolidated Subsidiaries
CONSOLIDATED BALANCE SHEETS
March 31, 2011 and June 30, 2011

                                                                              Millions of Yen
                                                                           ---------------------
                                                                           March 31,    June 30,
ASSETS                                                                       2011         2011
------------------------------------------------------------------------------------------------
Current assets:
   Cash and cash equivalents                                                 179,169     168,468
   Time deposits                                                               2,010       2,244
   Trade receivables:
       Notes                                                                  46,355      43,719
       Accounts                                                              419,351     411,303
       Less- Allowance for doubtful receivables                              (16,560)    (14,776)
   Current maturities of long-term finance receivables, net                  208,671     207,826
   Inventories:
       Finished goods                                                         85,800      97,145
       Work in process and raw materials                                      85,233      89,467
   Deferred income taxes and other                                            63,990      64,734
------------------------------------------------------------------------------------------------
          Total current assets                                             1,074,019   1,070,130
------------------------------------------------------------------------------------------------
Property, plant and equipment, at cost:
   Land                                                                       44,444      44,465
   Buildings                                                                 262,523     267,482
   Machinery and equipment                                                   737,270     759,164
   Construction in progress                                                    5,230       5,061
------------------------------------------------------------------------------------------------
          Total                                                            1,049,467   1,076,172
   Less- accumulated depreciation                                           (784,727)   (813,478)
------------------------------------------------------------------------------------------------
          Net property, plant and equipment                                  264,740     262,694
------------------------------------------------------------------------------------------------
Investments and other assets:
   Long-term finance receivables, net                                        445,782     446,879
   Investment securities                                                      48,909      47,807
   Investments in and advances to affiliates                                     213         336
   Goodwill                                                                  221,063     219,603
   Other intangible assets                                                   130,648     125,168
   Lease deposits and other                                                   77,022      84,487
------------------------------------------------------------------------------------------------
          Total investments and other assets                                 923,637     924,280
------------------------------------------------------------------------------------------------
Total assets                                                               2,262,396   2,257,104
================================================================================================

                                                                              Millions of Yen
                                                                          ----------------------
                                                                           March 31,  June 30,
LIABILITIES AND SHAREHOLDERS' EQUITY                                         2011       2011
------------------------------------------------------------------------------------------------
Current liabilities:
   Short-term borrowings                                                      39,927      77,324
   Current maturities of long-term indebtedness                              111,096     108,672
   Trade payables:
       Notes                                                                  12,216      12,557
       Accounts                                                              238,267     228,046
   Accrued income taxes                                                       13,414      10,396
   Accrued expenses and other                                                199,780     197,878
------------------------------------------------------------------------------------------------
          Total current liabilities                                          614,700     634,873
------------------------------------------------------------------------------------------------

Long-term liabilities:
   Long-term indebtedness                                                    479,422     466,342
   Accrued pension and severance costs                                       140,975     141,961
   Deferred income taxes and other                                            44,535      47,322
------------------------------------------------------------------------------------------------
          Total long-term liabilities                                        664,932     655,625
------------------------------------------------------------------------------------------------
Equity:
Ricoh Company, Ltd. shareholders' equity:
   Common stock                                                              135,364     135,364
   Additional paid-in capital                                                186,083     186,083
   Retained earnings                                                         815,970     807,440
   Accumulated other comprehensive loss                                     (170,702)   (178,946)
   Treasury stock at cost                                                    (36,838)    (36,834)
------------------------------------------------------------------------------------------------
          Total Ricoh Company, Ltd. shareholders' equity                     929,877     913,107
------------------------------------------------------------------------------------------------
Noncontrolling interests                                                      52,887      53,499
------------------------------------------------------------------------------------------------
Total equity                                                                 982,764     966,606
------------------------------------------------------------------------------------------------
Total liabilities and equity                                               2,262,396   2,257,104
================================================================================================

The accompanying notes are an integral part of consolidated financial statements.

Ricoh Company, Ltd. and Consolidated Subsidiaries
CONSOLIDATED STATEMENT OF INCOME
For the First Quarter Ended June 30, 2010 and 2011

                                                                                 Millions of Yen
                                                                    ------------------------------------------
                                                                    First quarter ended    First quarter ended
                                                                       June 30, 2010          June 30, 2011
--------------------------------------------------------------------------------------------------------------
Net Sales:
   Products                                                                218,672               211,565
   Post sales and rentals                                                  238,943               228,758
   Other revenue                                                            25,339                25,825
--------------------------------------------------------------------------------------------------------------
         Total                                                             482,954               466,148
--------------------------------------------------------------------------------------------------------------
Cost of sales:
   Products                                                                147,257               147,126
   Post sales and rentals                                                  111,690               105,618
   Other revenue                                                            19,689                19,308
--------------------------------------------------------------------------------------------------------------
         Total                                                             278,636               272,052
--------------------------------------------------------------------------------------------------------------
         Gross profit                                                      204,318               194,096
Selling, general and administrative expenses                               182,471               184,089
--------------------------------------------------------------------------------------------------------------
         Operating income                                                   21,847                10,007
--------------------------------------------------------------------------------------------------------------
Other (income) expenses:
   Interest and dividend income                                               (597)                 (608)
   Interest expense                                                          1,854                 1,460
   Foreign currency exchange (gain) loss, net                                5,276                   507
   Other, net                                                                 (178)                  125
--------------------------------------------------------------------------------------------------------------
         Total                                                               6,355                 1,484
--------------------------------------------------------------------------------------------------------------
Income before income taxes and equity in earnings of affiliates             15,492                 8,523
Provision for income taxes:
   Current                                                                   9,026                 6,835
   Deferred                                                                 (1,730)               (2,941)
--------------------------------------------------------------------------------------------------------------
         Total                                                               7,296                 3,894
--------------------------------------------------------------------------------------------------------------
Equity in earnings of affiliates                                                (7)                   (8)
Consolidated net income                                                      8,189                 4,621
--------------------------------------------------------------------------------------------------------------
Net income attributable to noncontrolling interests                            856                 1,175
--------------------------------------------------------------------------------------------------------------
Net income attributable to Ricoh Company, Ltd.                               7,333                 3,446
==============================================================================================================

                                                                           Yen                   Yen
                                                                    ------------------------------------------
Per share of common stock:
Net income attributable to Ricoh Company, Ltd.
--------------------------------------------------------------------------------------------------------------
   Basic                                                                     10.11                  4.75
   Diluted                                                                    9.83                  4.74
--------------------------------------------------------------------------------------------------------------
   Cash dividends paid per share                                             16.50                 16.50
==============================================================================================================

Per American Depositary Share, each representing 5 shares of common stock:
Net income attributable to Ricoh Company, Ltd.
--------------------------------------------------------------------------------------------------------------
   Basic                                                                     50.55               23.75
   Diluted                                                                   49.15               23.70
--------------------------------------------------------------------------------------------------------------
   Cash dividends paid per share                                             82.50               82.50
==============================================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

Ricoh Company, Ltd. and Consolidated Subsidiaries
CONSOLIDATED STATEMENT OF CASH FLOWS
For the First Quarter Ended June 30, 2010 and 2011

                                                                                       Millions of Yen
                                                                           ---------------------------------------
                                                                           First Quarter ended First Quarter ended
                                                                              June 30, 2010       June 30, 2011
------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
   Consolidated net income                                                          8,189              4,621
   Adjustments to reconcile consolidated net income to net cash provided by operating activities
       Depreciation and amortization                                               22,412             22,176
       Equity in earnings of affiliates, net of dividends received                      7                  8
       Deferred income taxes                                                       (1,730)            (2,942)
       Losses on disposals and sales of property, plant and equipment                 443                100
       Pension and severance costs, less payment                                    1,692                711
       Changes in assets and liabilities, net of effects from acquisition-
          Decrease in trade receivables                                            16,795              8,667
          Increase in inventories                                                 (11,333)           (17,623)
          Decrease (Increase) in finance receivables                                7,320             (2,351)
          Decrease in trade payables                                              (26,347)            (9,853)
          Increase (Decrease) in accrued income taxes and
            accrued expenses and other                                             21,579             (1,322)
       Other, net                                                                   2,387              3,509
------------------------------------------------------------------------------------------------------------------
          Net cash provided by operating activities                                41,414              5,701
------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
   Proceeds from sales of property, plant and equipment                                16                137
   Expenditures for property, plant and equipment, including
     interest capitalized                                                         (15,803)           (16,642)
   Expenditures for intangible asset                                               (3,511)            (3,252)
   Payments for purchases of available-for-sale securities                            (57)               (59)
   Proceeds from sales of available-for-sale securities                                 4                 10
   Increase in time deposits, net                                                    (243)              (266)
   Other, net                                                                      (1,272)            (4,787)
------------------------------------------------------------------------------------------------------------------
          Net cash used in investing activities                                   (20,866)           (24,859)
------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
   Proceeds from long-term indebtedness                                            15,971              2,569
   Repayment of long-term indebtedness                                            (23,693)           (17,358)
   Increase(Decrease) in short-term borrowings, net                               (27,314)            38,242
   Proceeds from issuance of long-term debt securities                             79,741                 --
   Repayment of long-term debt securities                                              --               (237)
   Dividends paid                                                                 (11,972)           (11,971)
   Payment for purchase of treasury stock                                             (29)                (5)
   Other, net                                                                        (301)              (301)
------------------------------------------------------------------------------------------------------------------
          Net cash provided by financing activities                                32,403             10,939
------------------------------------------------------------------------------------------------------------------
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS                       (8,839)            (2,482)
------------------------------------------------------------------------------------------------------------------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                               44,112            (10,701)
------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                                    242,165            179,169
------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT END OF PERIOD                                        286,277            168,468
==================================================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

Ricoh Company, Ltd. and Consolidated Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.   SIGNIFICANT ACCOUNTING AND REPORTING POLICIES

According to the article 93 of the "Regulations Regarding Terms, Forms and Preparation of Interim Consolidated Financial Statements" (Cabinet office Ordinance No.64, 2007), the accompanying consolidated financial statements of Ricoh (Ricoh Company, Ltd. and its consolidated subsidiaries) have been prepared in conformity with U.S. generally accepted accounting principles. Significant accounting and reporting policies are summarized below:

The accompanying consolidated financial statements for the first quarter ended June 30, 2011 are presented in Japanese yen, the functional currency of the Company and its domestic subsidiaries.

The books of the Company and its domestic subsidiaries are maintained in conformity with Japanese accounting principles and practices, while foreign subsidiaries maintain their books in conformity with the standards of their country of domicile.

The accompanying consolidated financial statements reflect necessary adjustments, not recorded in the books, to present them in conformity with U.S. generally accepted accounting principles.

(A)  PRINCIPLES OF CONSOLIDATION

The accompanying consolidated financial statements include the accounts of the Company and all majority-owned subsidiaries. The accounts of variable interest entity are included in the consolidated financial statements, if applicable. Investments in entities in which Ricoh has the ability to exercise significant influence over the entities' operating and financial policies (generally 20% to 50% ownership) are accounted for on an equity basis. All significant inter-company balances and transactions have been eliminated in consolidation.

The accounts of certain consolidated subsidiaries have been included on the basis of fiscal periods ended within three months prior to June 30.

(B)  REVENUE RECOGNITION

Ricoh generates revenue principally through the sale of equipment, supplies and related services under separate contractual arrangements for each. Ricoh recognizes revenue when (1) it has a firm contract, (2) the product has been shipped to and accepted by the customer or the service has been provided, (3) the sales price is fixed or determinable and (4) amounts are reasonably assured of collection.

Products sales are recognized at the time of delivery and installation at the customer location. Equipment revenues are based on established prices by product type and model and are net of discounts. A sales return is accepted only when the equipment is defective and does not meet Ricoh's product performance specifications. Other than installation, there are no customer acceptance clauses in the sales contract.

Post sales and rentals result primarily from maintenance contracts that are normally entered into at the time the equipment is sold. Standard service fee prices are established depending on equipment classification and include a cost value for the estimated services to be performed based on historical experience plus a profit margin thereon. As a matter of policy, Ricoh does not discount such prices. On a monthly basis, maintenance service revenues are earned and recognized by Ricoh and billed to the customer in accordance with the contract and include a fixed monthly fee plus a variable amount based on usage. The length of the contract ranges up to five-years, however, most contracts are cancelable at any time by the customer upon a short notice period. Leases not qualifying as sales-type leases or direct financing leases are accounted for as operating leases and related revenue is recognized over the lease term.

Ricoh enters into arrangements with multiple elements, which may include any combination of products, equipment, installation and maintenance. Ricoh allocates revenue to each element based on its relative fair value if such element meets the criteria for treatment as a separate unit of accounting, the delivered item in a multiple element arrangement should be considered a separate unit of accounting if all of the following criteria are met: (1) a delivered item has value to customers on a stand-alone basis, (2) there is objective and reliable evidence of fair value of an undelivered item, and (3) the delivery of the undelivered item must be probable and controlled by Ricoh if the arrangement includes the right of return. The price charged when the element is sold separately generally determines fair value. Otherwise, revenue is deferred until the undelivered elements are fulfilled as a single unit of accounting.

Revenue from the sale of equipment under sales-type leases is recognized as product sales at the inception of the lease. Other revenue consists primarily of interest income on sales-type leases and direct-financing leases, which are recognized as other revenue over the life of each respective lease using the interest method.

(C)  FOREIGN CURRENCY TRANSLATION

For foreign operations with functional currencies other than the Japanese yen, assets and liabilities are translated at the exchange rates in effect at each fiscal year-end, and income and expenses are translated at the average rates of exchange prevailing during each fiscal year. The resulting translation adjustments are included as a part of accumulated other comprehensive income
(loss) in equity.

All foreign currency transaction gains and losses are included in other income and expenses in the period incurred.

(D)  CASH EQUIVALENTS

Cash and cash equivalents include highly liquid investments with maturities of three months or less at the date of purchase such as time deposits and short-term investment securities which are available-for-sale at any time, present insignificant risk of changes in value due to being readily convertible into cash and have an original maturity of three months or less, such as money management funds and free financial funds.

(E)  DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGING ACTIVITIES

As discussed further in Note 8, Ricoh manages its exposure to certain market risks, primarily foreign currency and interest rate risks, through the use of derivative instruments. As a matter of policy, Ricoh does not enter into derivative contracts for trading or speculative purposes.

Ricoh recognizes all derivative instruments as either assets or liabilities in the consolidated balance sheets and measures those instruments at fair value. When Ricoh enters into a derivative contract, it makes a determination as to whether or not for accounting purposes the derivative is part of a hedging relationship. In general, a derivative may be designated as either (1) a hedge of the fair value of a recognized asset or liability or an unrecognized firm commitment ("fair value hedge"), (2) a hedge of the variability of the expected cash flows associated with an existing asset or liability or a forecasted transaction ("cash flow hedge"), or (3) a foreign currency fair value or cash flow hedge ("foreign currency hedge"). Ricoh formally documents all relationships between hedging instruments and hedged items, as well as its risk-management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives that are designated as fair value, cash flow, or foreign currency hedges to specific assets and liabilities on the consolidated balance sheets or to specific firm commitments or forecasted transactions.

For derivative contracts that are designated and qualify as fair value hedges including foreign currency fair value hedges, the derivative instrument is marked-to-market with gains and losses recognized in current period earnings to offset the respective losses and gains recognized on the change in fair value of the hedged item. For derivative contracts that are designated and qualify as cash flow hedges including foreign currency cash flow hedges, the effective portion of gains and losses on these contracts is reported as a component of accumulated other comprehensive income (loss) and reclassified into earnings in the same period the hedged item or transaction affects earnings. Any hedge ineffectiveness on cash flow hedges is immediately recognized in earnings. For all derivative instruments that are not designated as part of a hedging relationship and for designated derivative instruments that do not qualify for hedge accounting, the contracts are recorded at fair value with the gain or loss recognized in current period earnings.

(F)  ALLOWANCE FOR DOUBTFUL TRADE RECEIVABLES AND FINANCE RECEIVABLES

Ricoh records allowances for doubtful receivables that are based upon historical experience and specific customer collection issues. The estimated amount of probable credit losses in its existing receivables is determined from write-off history adjusted to reflect current economic conditions and specific allowances for receivables including nonperforming leases, impaired loans or other accounts for which Ricoh has concluded it will be unable to collect all amounts due according to original terms of the lease or loan agreement. Account balances net of expected recovery from available collateral are charged-off against the allowances when collection is considered remote.

(G)  SECURITIES

Ricoh's investments in debt and marketable equity securities are classified as available-for-sale securities. Available-for-sale securities are reported at fair value with unrealized gains and losses, net of related taxes, reported in accumulated other comprehensive income (loss). Available-for-sale securities, which mature or are expected to be sold in one year, are classified as current assets.

Individual securities classified as available-for-sale securities are reduced to fair market value by a charge to income for other than temporary declines in value. Factors considered in assessing whether an indication of other than temporary impairment exists with respect to available-for-sale securities include: financial condition and near term prospects of issuer and intent and ability of Ricoh to retain its investments for a period of time sufficient to allow for any anticipated recovery in market value.

The cost of the securities sold is computed based on the average cost of each security held at the time of sale.

Investments in affiliated companies over which Ricoh has the ability to exercise significant influence, but does not hold a controlling financial interest, are accounted for by the equity method.

Non-marketable equity securities owned by Ricoh primarily relate to less than 20% owned companies and funds are stated at cost unless indication of impairment exist, which require the investment to be written down to its estimated fair value.

(H)  INVENTORIES

Inventories are mainly stated at the lower of average cost or net realizable values. Inventory costs include raw materials, labor and manufacturing overheads.

(I)  PROPERTY, PLANT AND EQUIPMENT

For the Company and its domestic subsidiaries, depreciation of property, plant and equipment is computed principally by using the declining-balance method over the estimated useful lives. Most of the foreign subsidiaries have adopted the straight-line method for computing depreciation. The depreciation period generally ranges from 5 years to 50 years for buildings and 2 years to 12 years for machinery and equipment.

Ordinary maintenance and repairs are charged to expense as incurred. Major replacements and improvements are capitalized. When properties are retired or otherwise disposed of, the property and related accumulated depreciation accounts are relieved of the applicable amounts, and any differences are included in earnings.

(J)  CAPITALIZED SOFTWARE COSTS

Ricoh capitalizes certain internal and external costs incurred to acquire or create internal use software during the application development stage as well as upgrades and enhancements that result in additional functionality. The capitalized software is amortized on a straight line basis generally from 3 years to 5 years.

(K)  GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill is not amortized and is required to be tested at least annually for impairment. Acquired intangible assets with a definite useful life are amortized over their respective estimated useful lives and reviewed for impairment when an indication of impairment is identified. Other intangible assets with definite useful lives, consisting primarily of software, customer relationships and trademarks are amortized on a straight line basis over 1 year to 20 years. Any acquired intangible assets determined to have an indefinite useful life are not amortized, but instead are tested annually for impairment based on its fair value until its life would be determined to no longer be indefinite. In performing the test, Ricoh utilizes the two-step approach prescribed. The first step requires a comparison of the carrying amount of the reporting units to the fair value of these units. If the carrying amount of a reporting unit exceeds its fair value, Ricoh will perform the second step of the goodwill impairment test to measure the amount of impairment loss, if any.

(L)  PENSION AND RETIREMENT ALLOWANCES PLANS

Ricoh recognizes the overfunded or underfunded status of the defined benefit plans as an asset or liability in the consolidated balance sheet, with a corresponding adjustment to accumulated other comprehensive income (loss), net of tax. The expected long-term rate of return on plan assets used for pension accounting is determined based on the historical long-term rate of return on plan assets. The discount rate is determined based on the rates of return of high-quality fixed-income investments currently available and expected to be available during the period to maturity of the pension benefits.

(M)  INCOME TAXES

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences and carryforwards are expected to be realized or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Ricoh recognizes interest and penalties related to unrecognized tax benefits in provision for income taxes in the consolidated statements of income.

(N)  RESEARCH AND DEVELOPMENT EXPENSES AND ADVERTISING COSTS

Research and development expenses and advertising costs are expensed as incurred.

(O)  SHIPPING AND HANDLING COSTS

Shipping and handling costs, which mainly include transportation to customers, are included in selling, general and administrative expenses in the consolidated statements of income.

(P)  IMPAIRMENT OR DISPOSAL OF LONG-LIVED ASSETS

Long-lived assets and acquired intangible assets with a definite life are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable. Recoverability of assets to be held and used is assessed by comparing the carrying amount of an asset or asset group to the expected future undiscounted net cash flows of the asset or asset group. If an asset or asset group is considered to be impaired, the impairment charge to be recognized is measured as the amount by which the carrying amount of the asset or asset group exceeds fair value. Long-lived assets meeting the criteria to be considered as held for sale are reported at the lower of their carrying amount or fair value less costs to sell.

(Q)  NET INCOME ATTRIBUTABLE TO RICOH COMPANY, LTD. PER SHARE

Basic net income attributable to Ricoh Company, Ltd. per share of common stock is calculated by dividing net income attributable to Ricoh Company, Ltd. by the weighted-average number of shares of common stock outstanding during the period. The calculation of diluted net income attributable to Ricoh Company, Ltd. per share of common stock is similar to the calculation of basic net income attributable to Ricoh Company, Ltd. per share, except that the weighted-average number of shares outstanding includes the additional dilution from potential common stock equivalents such as convertible bonds.

(R)  USE OF ESTIMATES

Management of Ricoh has made a number of estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosures of fair value of financial instruments and contingent assets and liabilities, to prepare these financial statements in conformity with U.S. generally accepted accounting principles. Actual results could differ from those estimates.

Ricoh has identified seven areas where it believes assumptions and estimates are particularly critical to the consolidated financial statements. These are determination of the allowance for doubtful receivables, impairment of securities, impairment of long-lived assets including goodwill, uncertain tax positions, realizability of deferred tax assets, the valuation of assets and liabilities in business combinations and pension accounting.

(S)  NEW ACCOUNTING STANDARDS NOT YET ADOPTED

In June 2011, the FASB issued Accounting Standards Update ("ASU") 2011-05. This ASU requires entities to present comprehensive income in either: (i) one continuous financial statement or (ii) two separate but consecutive statements that display net income and the components of other comprehensive income. Totals and individual components of both net income and other comprehensive income must be included in either presentation. It is effective for fiscal years beginning on or after December 16, 2011 and early adoption is permitted. This adoption of ASU 2011-05 will not have any effect on Ricoh's consolidated financial position and results of operations.

2.   SECURITIES

Investment securities as of March 31, 2011 and June 30, 2011 consist of the following:

                                                          Millions of Yen
                                                   -----------------------------
                                                   March 31, 2011  June 30, 2011
--------------------------------------------------------------------------------
Investment securities:
   Available-for-sale securities                        46,938          45,789
   Non-marketable equity securities                      1,971           2,018
--------------------------------------------------------------------------------
                                                        48,909          47,807
================================================================================

The noncurrent security types of available-for-sale securities, and the respective cost, gross unrealized holding gains, gross unrealized holding losses and fair value as of March 31, 2011 and June 30, 2011 are as follows:

                                                           Millions of Yen
                       -----------------------------------------------------------------------------------
                                   March 31, 2011                            June 30, 2011
                       ----------------------------------------- -----------------------------------------
                                 Gross       Gross                          Gross       Gross
                               unrealized  unrealized                     unrealized  unrealized
                                holding     holding      Fair               holding     holding      Fair
                       Cost      gains      losses       value     Cost      gains       losses      value
----------------------------------------------------------------------------------------------------------
Noncurrent:
  Equity
   securities          40,765       4,655        327     45,093   40,842      4,175     1,020      43,997
  Corporate debt
   securities           1,802          43         --      1,845    1,733         59        --       1,792
----------------------------------------------------------------------------------------------------------
                       42,567       4,698        327     46,938   42,575      4,234     1,020      45,789
==========================================================================================================

Gross unrealized holding losses and the fair value of available-for-sale securities, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position at March 31, 2011 and June 30, 2011 are as follows:

                                                             Millions of Yen
                            ----------------------------------------------------------------------------------
                                                              March 31, 2011
                            ----------------------------------------------------------------------------------
                                Less than 12 months          12 months or longer              Total
                            --------------------------- ---------------------------- -------------------------
                                            Gross                         Gross                       Gross
                                          unrealized                    unrealized                  unrealized
                                           holding                       holding                      holding
                            Fair value     losses         Fair value     losses        Fair value     losses
--------------------------------------------------------------------------------------------------------------
Noncurrent:
   Available-for-sale:
   Equity securities            1,341         261            238            66            1,579         327
==============================================================================================================

                                                             Millions of Yen
                            ----------------------------------------------------------------------------------
                                                              June 30, 2011
                            ----------------------------------------------------------------------------------
                                Less than 12 months          12 months or longer              Total
                            --------------------------- ---------------------------- -------------------------
                                            Gross                         Gross                       Gross
                                          unrealized                    unrealized                  unrealized
                                           holding                       holding                      holding
                            Fair value     losses         Fair value     losses        Fair value     losses
--------------------------------------------------------------------------------------------------------------
Noncurrent:
   Available-for-sale:
   Equity securities            33,308        742            1,194          278           34,502        1,020
==============================================================================================================

Gross unrealized holding losses of available-for-sale securities as of March 31, 2011 and June 30, 2011 consist of 39 and 41 kinds of securities. Ricoh judged the decline in fair value of investment securities at period end to be temporary, with considering such factors as financial and operating conditions of issuer, the industry in which the issuer operates and other relevant factors.

The contractual maturities of debt securities classified as available-for-sale as of June 30, 2011 are as follows:

                                                            Millions of Yen
                                                         ---------------------
                                                         Cost       Fair value
------------------------------------------------------------------------------
Due after one year through five years                      614           624
Over five years                                          1,119         1,168
------------------------------------------------------------------------------
                                                         1,733         1,792
==============================================================================

There were no significant proceeds from the sales of available-for-sale securities for the first quarter ended June 30, 2010 and 2011, respectively.

There were no significant realized gains or losses on sales of available-for-sale securities for the first quarter ended June 30, 2010 and 2011.

There were no significant realized gains or losses on valuation of available-for-sale securities for the first quarter ended June 30, 2010 and 2011.

3.   INCOME TAXES

The estimated annual effective tax rate for fiscal year ending March 31, 2012 was approximately 46 percent as of June 30, 2011. The estimated rate differed from the approximately 41 percent statutory tax rate due primarily to the net increase in valuation allowance for deferred tax assets.

4.   PENSION AND RETIREMENT ALLOWANCE PLANS

The net periodic benefit costs of the pension plans consist of the following components:

                                                                                 Millions of Yen
                                                                    ------------------------------------------
                                                                    First quarter ended    First quarter ended
                                                                       June 30, 2010          June 30, 2011
--------------------------------------------------------------------------------------------------------------
Service cost                                                                 3,184                 3,039
Interest cost                                                                3,764                 3,568
Expected return on plan assets                                              (2,206)               (2,238)
Net amortization                                                               775                   550
--------------------------------------------------------------------------------------------------------------
Total net periodic pension cost                                              5,517                 4,919
==============================================================================================================

5.   EQUITY

The change in Ricoh shareholders' equity, noncontrolling interests and total equity for the first quarter ended June 30, 2010 and 2011 is as follow:

Ricoh adopted ASU 2009-17 on April 1, 2010. The adoption of this ASU resulted in adjustments to change in Ricoh shareholders' equity, noncontrolling interests and total equity as of April 1, 2010.

                                                                    Millions of Yen
                                   -----------------------------------------------------------------------------------
                                      First quarter ended June 30, 2010           First quarter ended June 30, 2011
                                   ----------------------------------------   ----------------------------------------
                                      Ricoh                                     Ricoh
                                   Shareholders'  Noncontrolling    Total     Shareholders'  Noncontrolling    Total
                                     Equity          Interests      Equity       Equity         Interests      Equity
----------------------------------------------------------------------------------------------------------------------
Equity, Beginning of Period            973,341         50,533     1,023,874      929,877         52,887        982,764
----------------------------------------------------------------------------------------------------------------------
  Cumulative effect of a change
    in accounting principle -
    adoption of accounting
    guidance for a variable
    interest entity, net of tax           (410)          (392)         (802)          --             --             --
----------------------------------------------------------------------------------------------------------------------
Equity, Beginning of Period as
  adjusted                             972,931         50,141     1,023,072      929,877         52,887        982,764
----------------------------------------------------------------------------------------------------------------------
  Net income                             7,333            856         8,189        3,446          1,175          4,621
  Unrealized losses on securities       (2,098)            (6)       (2,104)        (696)            (1)          (697)
  Pension liability adjustments            145             (4)          141          782              3            785
  Unrealized losses on
   derivatives                            (444)           (18)         (462)        (522)            (7)          (529)
  Foreign currency translation
   adjustments                         (40,008)           340       (39,668)      (7,808)           (55)        (7,863)
----------------------------------------------------------------------------------------------------------------------
Comprehensive income(loss)             (35,072)         1,168       (33,904)      (4,798)         1,115         (3,683)
----------------------------------------------------------------------------------------------------------------------
Cash dividends on Common stock         (11,972)            --       (11,972)     (11,971)            --        (11,971)
Distributions to Noncontrolling
 interests                                  --           (331)         (331)          --           (305)          (305)
Net changes in treasury stock              (24)            --           (24)           4             --              4
Wholly owned subsidiaries                                                             --           (198)          (198)
Other                                       --             --            --           (5)            --             (5)
----------------------------------------------------------------------------------------------------------------------
Equity, End of Period                  925,863         50,978       976,841      913,107         53,499        966,606
======================================================================================================================

6.   DIVIDENDS

Cash dividends paid during the first quarter ended June 30, 2010 and 2011 are as follows:

Resolved at the General meetings of Shareholders on June 25, 2010
-----------------------------------------------------------------------------
  Total amount of dividends (million of yen)                           11,972
  Dividend per share of common stock (yen)                              16.50
  Record date                                                  March 31, 2010
  Effective date                                                June 28, 2011
  Resource for dividend                                     Retained earnings
=============================================================================

Resolved at the General meetings of Shareholders on June 24, 2011
-----------------------------------------------------------------------------
  Total amount of dividends (million of yen)                           11,971
  Dividend per share of common stock (yen)                              16.50
  Record date                                                  March 31, 2011
  Effective date                                                June 27, 2011
  Resource for dividend                                     Retained earnings
=============================================================================

7.   PER SHARE DATA

Ricoh shareholders' equity per share was Yen 1281.70 and Yen 1258.59 as of March 31, 2011 and June 30, 2011, respectively. Dividends per share shown in the consolidated statement of income are computed based on dividends paid for the first quarter ended June 30, 2010 and 2011.

Reconciliations of the numerator and the denominators of the basic and diluted per share computations for net income attributable to Ricoh Company, Ltd. are as follows:

                                                                         Thousands of shares
                                                               ---------------------------------------
                                                               First quarter ended First quarter ended
                                                                  June 30, 2010       June 30, 2011
------------------------------------------------------------------------------------------------------
Weighted average number of shares of common stock outstanding        725,580             725,503
Effect of dilutive securities:
Euro Yen Zero Coupon Convertible Bonds
   - Due December 2011                                                19,741                 793
------------------------------------------------------------------------------------------------------
Diluted shares of common stock outstanding                           745,321             726,296
======================================================================================================

                                                                           Millions of Yen
                                                               ---------------------------------------
                                                               First quarter ended First quarter ended
                                                                  June 30, 2010       June 30, 2011
------------------------------------------------------------------------------------------------------
Net income attributable to Ricoh Company, Ltd.                        7,333               3,446
Effect of dilutive securities:
Euro Yen Zero Coupon Convertible Bonds
   - Due December 2011                                                   (6)                  0
------------------------------------------------------------------------------------------------------
Diluted net income attributable to Ricoh Company, Ltd.                7,327               3,446
======================================================================================================

                                                                                 Yen
                                                               ---------------------------------------
                                                               First quarter ended First quarter ended
                                                                  June 30, 2010       June 30, 2011
------------------------------------------------------------------------------------------------------
Net income attributable to Ricoh Company, Ltd. per share:
   Basic:
       Basic: Net income attributable to Ricoh Company, Ltd.          10.11                4.75
  Diluted:
       Diluted: Net income attributable to Ricoh Company,
         Ltd.                                                          9.83                4.74
======================================================================================================

8.   DERIVATIVE FINANCIAL INSTRUMENTS

Risk Management Policy

Ricoh enters into various derivative financial instrument contracts in the normal course of business in connection with the management of its assets and liabilities.

Ricoh uses derivative instruments to reduce risk and protect market value of assets and liabilities in conformity with the Ricoh's policy. Ricoh does not use derivative financial instruments for trading or speculative purposes, nor is it a party to leveraged derivatives.

All derivative instruments are exposed to credit risk arising from the inability of counterparties to meet the terms of the derivative contracts. However, Ricoh does not expect any counterparties to fail to meet their obligations because these counterparties are financial institutions with satisfactory credit ratings. Ricoh utilizes a number of counterparties to minimize the concentration of credit risk.

Foreign Exchange Risk Management

Ricoh conducts business on a global basis and holds assets and liabilities denominated in foreign currencies. Ricoh enters into foreign exchange contracts and foreign currency options to hedge against the potentially adverse impacts of foreign currency fluctuations on these assets and liabilities denominated in foreign currencies.

Interest Rate Risk Management

Ricoh enters into interest rate swap agreements to hedge against the potential adverse impacts of changes in fair value or cash flow fluctuations on interest of its outstanding debt.

Fair Value Hedges

Changes in the fair value of derivative instruments and the related hedged items designated and qualifying as fair value hedges are included in other (income) expenses in the consolidated statements of income. There is no hedging ineffectiveness nor are net gains or losses excluded from the assessment of hedge effectiveness for the first quarter ended June 30, 2011 as the critical terms of the interest rate swap match the terms of the hedged debt obligations.

Cash Flow Hedges

Changes in the fair value of derivative instruments designated and qualifying as cash flow hedges are included in accumulated other comprehensive income (loss) on the consolidated balance sheets. These amounts are reclassified into earnings as interest on the hedged loans is paid. There is no hedging ineffectiveness nor are net gains or losses excluded from the assessment of hedge effectiveness for the first quarter ended June 30, 2011 as the critical terms of the interest rate swap match the terms of the hedged debt obligations. Ricoh expects that it will reclassify into earnings through other (income) expenses during the next 12 months approximately Yen 30 million of the balance of accumulated other comprehensive income as of June 30, 2011.

Undesignated Derivative Instruments

Derivative instruments not designated as hedging instruments are held to reduce the risk relating to the variability in exchange rates on assets and liabilities denominated in foreign currencies. Changes in the fair value of these instruments are included in other (income) expenses in the consolidated statement of income.

Contract amounts of derivative instruments at March 31, 2011 and June 30, 2011 are shown in the following tables:

                                                              Millions of Yen
-------------------------------------------------------------------------------
                                                            March 31,  June 30,
                                                              2011       2011
-------------------------------------------------------------------------------
Interest rate swap agreements                                284,444    27,880
Foreign currency contracts                                   211,249    16,147
Foreign currency options                                       3,555    33,409
===============================================================================

The location and fair value amounts of derivatives in consolidated balance sheet are shown in the following tables:

Derivatives designated as hedging instruments

                                                  Current                              Long-term
                                    ------------------------------------- ------------------------------------
                                                Fair value                            Fair value
                                    ------------------------------------- ------------------------------------
                                     Balance sheet                         Balance sheet
                                        Location       Millions of Yen       Location        Millions of Yen
--------------------------------------------------------------------------------------------------------------
                                                      March 31, June 30,                   March 31,  June 30,
Asset Derivatives                                       2011      2011                       2011       2011
--------------------------------------------------------------------------------------------------------------
   Interest rate swap agreements    Deferred income                       Lease deposits
                                    taxes and other    Yen  4    Yen --      and other     Yen    --  Yen  --
==============================================================================================================
                                                      March 31, June 30,                   March 31,  June 30,
Liability Derivatives                                   2011      2011                       2011       2011
--------------------------------------------------------------------------------------------------------------
   Interest rate swap agreements    Accrued expenses                      Deferred income
                                       and other       Yen 73    Yen 74   taxes and other  Yen 2,766 Yen 2,893
==============================================================================================================

Derivatives not designated as hedging instruments

                                                  Current                             Long-term
                                    ------------------------------------ ------------------------------------
                                                Fair value                           Fair value
                                    ------------------------------------ ------------------------------------
                                     Balance sheet                        Balance sheet
                                        Location       Millions of Yen      Location        Millions of Yen
-------------------------------------------------------------------------------------------------------------
                                                      March 31, June 30,                  March 31,  June 30,
Asset Derivatives                                       2011      2011                      2011       2011
-------------------------------------------------------------------------------------------------------------
   Interest rate swap agreements                       Yen   --  Yen  --                    Yen  --   Yen  --
   Foreign currency contracts       Deferred income                        Lease deposits
                                    taxes and other       1,497     3,615      and other         --       434
   Foreign currency options                                  20       229                        --        --
-------------------------------------------------------------------------------------------------------------
   Total                                              Yen 1,517 Yen 3,844                   Yen  --   Yen 434
=============================================================================================================
                                                      March 31, June 30,                  March 31,  June 30,
Liability Derivatives                                   2011      2011                      2011       2011
-------------------------------------------------------------------------------------------------------------
   Interest rate swap agreements                      Yen    72 Yen    53                   Yen  24   Yen 205
   Foreign currency contracts       Accrued expenses                       Deferred income
                                       and other          3,087     1,195  taxes and other      477       131
   Foreign currency options                                  64       197                        --        --
-------------------------------------------------------------------------------------------------------------
   Total                                              Yen 3,223 Yen 1,445                   Yen 501   Yen 336
=============================================================================================================

Total fair value amounts of derivatives

                                                            Millions of
                                                                Yen
                                                        -------------------
                                                             Fair value
---------------------------------------------------------------------------
                                                        March 31, June 30,
                                                          2011      2011
---------------------------------------------------------------------------
Total Asset Derivatives                                 Yen 1,521 Yen 4,278
Total Liability Derivatives                             Yen 6,563 Yen 4,748
---------------------------------------------------------------------------

The location and amount of gains and losses related to derivatives reported in the consolidated statement of income for the first quarter ended June 30, 2010 are shown in the following tables:

Derivatives designated as hedging instruments

                                                                     Millions of Yen
                               --------------------------------------------------------------------------------------------
                                 Gain or (Loss)
                                Recognized in OCI  Gain or (Loss) Reclassified from
                                  on Derivative       Accumulated OCI into Income    Gain or (Loss) Recognized in Income on
                               (Effective Portion)       (Effective Portion)             Derivative (Ineffective Portion)
                               --------------------------------------------------------------------------------------------
                                     Amount            Location           Amount     Location             Amount
---------------------------------------------------------------------------------------------------------------------------
Cash flow hedge
Interest rate swap agreements         (480)        Interest expense        (35)         --                  --
===========================================================================================================================

                                                          Millions of Yen
                                    ------------------------------------------------------------------
                                         Gain or (Loss) Recognized       Gain or (Loss) on Hedged Item
                                          in Income on Derivative             Recognized in Income
                                    ------------------------------------------------------------------
                                              Location            Amount     Location         Amount
------------------------------------------------------------------------------------------------------
Fair value hedge
Interest rate swap agreements       Interest and dividend income    30   Interest expense      (39)
======================================================================================================

Derivatives not designated as hedging instruments

                                    Gain or (Loss) Recognized in Income on Derivative
                               -----------------------------------------------------------
                                                 Location                  Millions of Yen
                                                                           ---------------
                                                                            June 30, 2010
------------------------------------------------------------------------------------------
Interest rate swap agreements  Other, net                                     Yen    92
Foreign currency contracts     Foreign currency exchange (gain) loss, net         4,452
Foreign currency options       Foreign currency exchange (gain) loss, net           730
------------------------------------------------------------------------------------------
Total                                                                         Yen 5,274
==========================================================================================

The location and amount of gains and losses related to derivatives reported in the consolidated statement of income for the first quarter ended June 30, 2011 are shown in the following tables:

Derivatives designated as hedging instruments

                                                                     Millions of Yen
                               --------------------------------------------------------------------------------------------
                                 Gain or (Loss)
                                Recognized in OCI  Gain or (Loss) Reclassified from
                                  on Derivative       Accumulated OCI into Income    Gain or (Loss) Recognized in Income on
                               (Effective Portion)       (Effective Portion)             Derivative (Ineffective Portion)
                               --------------------------------------------------------------------------------------------
                                     Amount            Location           Amount     Location             Amount
---------------------------------------------------------------------------------------------------------------------------
Cash flow hedge
Interest rate swap agreements         (588)        Interest expense        (66)         --                  --
===========================================================================================================================

                                                          Millions of Yen
                                    ------------------------------------------------------------------
                                         Gain or (Loss) Recognized       Gain or (Loss) on Hedged Item
                                          in Income on Derivative             Recognized in Income
                                    ------------------------------------ -----------------------------
                                              Location            Amount     Location         Amount
------------------------------------------------------------------------------------------------------
Fair value hedge
Interest rate swap agreements       Interest and dividend income    --   Interest expense       --
======================================================================================================

Derivatives not designated as hedging instruments

                                    Gain or (Loss) Recognized in Income on Derivative
                               -----------------------------------------------------------
                                                 Location                  Millions of Yen
                                                                           ---------------
                                                                            June 30, 2011
------------------------------------------------------------------------------------------
Interest rate swap agreements  Other, net                                     Yen  (162)
Foreign currency contracts     Foreign currency exchange (gain) loss, net         4,790
Foreign currency options       Foreign currency exchange (gain) loss, net            76
------------------------------------------------------------------------------------------
Total                                                                         Yen 4,704
==========================================================================================

9.   COMMITMENTS AND CONTINGENT LIABILITIES

Ricoh was contingently liable for certain guarantees including employees housing loans of Yen 71 million as of June 30, 2011.

As of June 30, 2011 the Company and certain of its subsidiaries were parties to litigation involving routine matters, such as patent rights. In the opinion of management, the ultimate liability, if any, resulting from such litigation will not materially affect the consolidated financial position or the results of operations of Ricoh.

10.  DISCLOSURES ABOUT THE FAIR VALUE OF FINANCIAL INSTRUMENTS

(A) CASH AND CASH EQUIVALENTS, TIME DEPOSITS, TRADE RECEIVABLES, SHORT-TERM BORROWINGS, CURRENT MATURITIES OF LONG-TERM INDEBTEDNESS, TRADE PAYABLES AND ACCRUED EXPENSES

The carrying amounts approximate fair values because of the short maturities of these instruments.

(B)  INVESTMENT SECURITIES

The fair value of the investment securities is principally based on quoted market price. Ricoh have not estimated the fair value of non-marketable equity securities, as it is not practicable. Because there were no quoted market prices for non-marketable equity securities and each security had different nature and characteristics, reasonable estimates of fair values could not be made without incurring excessive costs. The carrying amounts of non-marketable equity securities were Yen 1,971 million and Yen 2,018 million as of March 31, 2011 and June 30, 2011, respectively.

(C)  INSTALLMENT LOANS

The fair value of installment loans is based on the present value of future cash flows using the current interest rate for similar instruments of comparable maturity.

(D)  LONG-TERM INDEBTEDNESS

The fair value of each of the long-term indebtedness instruments is based on the present value of future cash flows associated with each instrument discounted using the current borrowing rate for similar instruments of comparable maturity.

(E) INTEREST RATE SWAP AGREEMENTS, FOREIGN CURRENCY CONTRACTS AND FOREIGN CURRENCY OPTIONS

The fair value of interest rate swap agreements, foreign currency contracts and foreign currency options are estimated by obtaining quotes from brokers.

The estimated fair value of the financial instruments as of March 31, 2011 and June 30, 2011 is summarized as follows:

                                                  Millions of Yen
                                     -----------------------------------------
                                        March 31, 2011        June 30, 2011
                                     -------------------- --------------------
                                     Carrying  Estimated  Carrying  Estimated
                                      amount   fair value  amount   fair value
------------------------------------------------------------------------------
Investment securities                  48,909      48,909   47,807      47,807
Installment loans                      72,634      73,769   73,964      75,120
Long-term indebtedness               (479,422)   (475,116)(466,342)   (463,246)
Interest rate swap agreements, net     (2,931)     (2,931)  (3,225)     (3,225)
Foreign currency contracts, net        (2,067)     (2,067)   2,723       2,723
Foreign currency options, net             (44)        (44)      32          32
==============================================================================

Limitations: Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

11.  FAIR VALUE MEASUREMENTS

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The three-level fair value hierarchy that prioritizes the inputs used to measure fair value is established. The three levels of inputs used to measure fair value are as follows:

Level 1 - Inputs are quoted prices in active markets for identical assets or liabilities.

Level 2 - Inputs are quoted prices for similar assets or liabilities in an active market, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable and market-corroborated inputs which are derived principally from or corroborated by observable market data.

Level 3 - Inputs are derived from valuation techniques in which one or more significant inputs or value drivers are unobservable.

The following tables present the fair-value hierarchy levels of Ricoh's assets and liabilities that are measured at fair value on a recurring basis as of March 31, 2011 and June 30, 2011.

                                                   Millions of Yen
                                           ------------------------------
                                                   March 31, 2011
                                           ------------------------------
                                           Level 1 Level 2 Level 3 Total
-------------------------------------------------------------------------
Assets:
   Available-for-sale securities:
       Domestic equity securities           38,243      --      -- 38,243
       Foreign equity securities             6,850      --      --  6,850
       Foreign corporate bonds               1,845      --      --  1,845
   Derivative instruments
       Interest rate swap agreements            --       4      --      4
       Foreign currency contracts               --   1,497      --  1,497
       Foreign currency options                 --      20      --     20
-------------------------------------------------------------------------
          Total assets                      46,938   1,521      -- 48,459
=========================================================================
Liabilities:
   Derivatives instruments
       Interest rate swap agreements            --   2,935      --  2,935
       Foreign currency contracts               --   3,564      --  3,564
       Foreign currency options                 --      64      --     64
-------------------------------------------------------------------------
          Total liabilities                     --   6,563      --  6,563
=========================================================================

                                                   Millions of Yen
                                           ------------------------------
                                                   June 30, 2011
                                           ------------------------------
                                           Level 1 Level 2 Level 3 Total
-------------------------------------------------------------------------
Assets:
   Available-for-sale securities:
       Domestic equity securities           37,527      --      -- 37,527
       Foreign equity securities             6,470      --      --  6,470
       Foreign corporate bonds               1,792      --      --  1,792
   Derivative instruments
       Interest rate swap agreements            --      --      --     --
       Foreign currency contracts               --   4,049      --  4,049
       Foreign currency options                 --     229      --    229
-------------------------------------------------------------------------
          Total assets                      45,789   4,278      -- 50,067
=========================================================================
Liabilities:
   Derivatives instruments
       Interest rate swap agreements            --   3,225      --  3,225
       Foreign currency contracts               --   1,326      --  1,326
       Foreign currency options                 --     197      --    197
-------------------------------------------------------------------------
          Total liabilities                     --   4,748      --  4,748
=========================================================================

Available-for-sale securities

Available-for-sale securities classified Level 1 in the fair value hierarchy contains marketable securities and bonds. Marketable securities and bonds are valued using a market approach based on the quoted market prices of identical instruments in active markets.

Derivative instruments

Ricoh uses foreign exchange contracts, foreign currency options and interest rate swap agreements to manage exposure to the variability of cash flow. These derivative instruments are classified as Level 2 in the fair value hierarchy, since they are valued using observable market data such as LIBOR-based yield curves.

12.  VARIABLE INTEREST ENTITY

Ricoh sold certain finance lease receivables in prior years through revolving securitization transactions, which were structured as special purpose entities ("SPE"). The value assigned to undivided interests retained in these transactions was based on the fair value of retained interests as of a transfer of these receivables. Ricoh's retained interests were considered as variable interest, because Ricoh's retained interests were subordinate to the investors' interests and had the liability with received the potential losses. And, Ricoh was considered as primary beneficiary, because Ricoh was special servicer for the program. As a result, Ricoh consolidated the interests as VIE and recorded the assets and liabilities. Adoption of the new accounting standards did not have a material effect on Ricoh's results of operation. The main impact of adopting the new accounting standards on Ricoh's consolidated financial position is as follows:

                                                                 Millions of Yen
                                                          -----------------------------
                                                          March 31, 2011  June 30, 2011
---------------------------------------------------------------------------------------
Current maturities of long-term finance receivables, net       8,460           8,476
Long-term finance receivables, net                            15,849          15,879
Current maturities of long-term indebtedness                   7,044           7,048
Long-term indebtedness                                        13,197          13,204
=======================================================================================

13. CREDIT QUALITY OF FINANCING RECEIVABLES AND THE ALLOWANCE FOR DOUBTFUL RECEIVABLES

(A)  FINANCING RECEIVABLES AND ALLOWANCE FOR DOUBTFUL RECEIVABLES

The financial subsidiaries of the Company have financing receivables and Ricoh classifies them into three categories; "lease receivables", "installment loans" and "installment receivables and other". These receivables consist of a large number of smaller-balance homogenous loans, lease receivables and installment receivables. Financing receivables classified as "lease receivables" and "installment receivables and other" are resulting from sale and lease transactions of mainly office equipment. Financing receivables classified as "installment loans" are resulting from financial services.

Ricoh continuously monitors overdue financing receivables, which Ricoh considers as uncollectible risk receivables. For financing receivables with specific customer collection issues, Ricoh individually evaluates their collectability in order to determine the amount of allowance for doubtful receivables. For other financing receivables, Ricoh categorizes these receivables into groups by their nature and characteristics. Ricoh collectively evaluates the collectability by each group, using its historical experience of write-off and determines the amount of allowance for doubtful receivables.

Financing receivables and allowance for doubtful receivables as of June 30, 2011 are as follows:

                                                                 Millions of Yen
                                              ---------------------------------------------------
                                                                  Jun 30, 2011
                                              ---------------------------------------------------
                                                                        Installment
                                                 Lease     Installment  receivables
                                              receivables     loans      and other       Total
-------------------------------------------------------------------------------------------------
Allowance for doubtful receivables:
Beginning balance                                  10,527        1,772        2,485        14,784
-------------------------------------------------------------------------------------------------
   Charge-offs                                       (425)          (4)         (19)         (448)
   Recoveries                                         (54)           0            0           (54)
   Provision                                        2,570           58           86         2,714
   Translation adjustment                             (35)          --          (19)          (54)
Ending balance                                     12,583        1,826        2,533        16,942
-------------------------------------------------------------------------------------------------
Allowance for doubtful receivables:
   Individually evaluated                           6,148          743        1,318         8,209
   Collectively evaluated                           6,435        1,083        1,215         8,733
-------------------------------------------------------------------------------------------------
Financing receivables:
Individually evaluated                             75,931          885        4,079        80,895
Collectively evaluated                            517,393       74,905       46,449       638,747
-------------------------------------------------------------------------------------------------
Total: Financing receivables                      593,324       75,790       50,528       719,642
=================================================================================================

(B)  AGE ANALYSIS

Ricoh ascribes the fact of past due to credit quality indicators and classifies financing receivables into Overdue and Current.

Analysis of the age of the recorded financing receivables as of March 31, 2011and June 30, 2011 are as follows:

                                                                 Millions of Yen
                                              ---------------------------------------------------
                                                                  March 31, 2011
                                              ---------------------------------------------------
                                                                        Installment
                                                 Lease     Installment  receivables
                                              receivables     loans      and other       Total
-------------------------------------------------------------------------------------------------
Current                                           584,913       74,373       48,544       707,830
Overdue                                             7,433           33        1,661         9,127
-------------------------------------------------------------------------------------------------
Total: Financing receivables                      592,346       74,406       50,205       716,957
=================================================================================================

                                                                 Millions of Yen
                                              ---------------------------------------------------
                                                                  Jun 30, 2011
                                              ---------------------------------------------------
                                                                        Installment
                                                 Lease     Installment  receivables
                                              receivables     loans      and other       Total
-------------------------------------------------------------------------------------------------
Current                                           587,906       75,765       48,821       712,492
Overdue                                             5,418           25        1,707         7,150
-------------------------------------------------------------------------------------------------
Total: Financing receivables                      593,324       75,790       50,528       719,642
=================================================================================================

14.  SEGMENT INFORMATION

Ricoh's operating segments are comprised of Imaging & Solutions, including copiers and related supplies, communications and information systems, Industrial Products, including thermal media and semiconductors, and Other, including digital cameras.

Segment Profit (loss) is determined by subtracting cost of sales and selling, general and administrative expenses from sales, and is used by Ricoh's management in deciding how to allocate resources and in assessing performance. Segment Profit (loss) excludes certain corporate expenses, such as costs related to human resources, legal relations, investor relations, public relations, corporate planning and environmental activities.

The following tables present certain information regarding Ricoh's operating segments and by geographic areas for the first quarter ended June 30, 2010 and 2011.

(A)  OPERATING SEGMENT INFORMATION

                                                               Millions of Yen
                                                  ----------------------------------------
                                                  First quarter ended  First quarter ended
                                                     June 30, 2010        June 30, 2011
------------------------------------------------------------------------------------------
Segment Sales:
   Imaging & Solutions                                  424,689              412,105
   Industrial Products                                   29,091               26,210
   Other                                                 30,360               28,899
   Intersegment transaction                              (1,186)              (1,066)
------------------------------------------------------------------------------------------
   Total Segment Sales                                  482,954              466,148
==========================================================================================
Segment Profit (loss):
   Imaging & Solutions                                   37,918               26,860
   Industrial Products                                      484                 (482)
   Other                                                   (128)                (515)
------------------------------------------------------------------------------------------
   Total Segment Profit (loss)                           38,274               25,863
==========================================================================================
Reconciling Items:
   Corporate expenses and Elimination                   (16,427)             (15,856)
   Interest and dividend income                             597                  608
   Interest expense                                      (1,854)              (1,460)
   Foreign currency exchange loss, net                   (5,276)                (507)
   Other, net                                               178                 (125)
------------------------------------------------------------------------------------------
Income before Income Taxes and Equity in Earnings
  of Affiliates                                          15,492                8,523
==========================================================================================

Intersegment sales represent sales of Industrial Products segment to Imaging & Solutions segment.

(B)  GEOGRAPHIC INFORMATION

Sales which are attributed to countries based on location of customers are as follows:

                                                               Millions of Yen
                                                  ----------------------------------------
                                                  First quarter ended  First quarter ended
                                                     June 30, 2010        June 30, 2011
------------------------------------------------------------------------------------------
Sales-
  Japan                                                 212,916              215,147
  The Americas                                          133,410              115,569
  Europe                                                103,117              102,494
  Other                                                  33,511               32,938
------------------------------------------------------------------------------------------
  Consolidated                                          482,954              466,148
==========================================================================================

15.  SUPPLEMENTARY INFORMATION TO THE STATEMENT OF INCOME

The following amounts were charged to selling, general and administrative expenses for the first quarter ended June 30, 2010 and 2011:

                                                               Millions of Yen
                                                  ----------------------------------------
                                                  First quarter ended  First quarter ended
                                                     June 30, 2010        June 30, 2011
------------------------------------------------------------------------------------------
Research and development costs                           25,670               27,683
Advertising costs                                         2,197                2,373
Shipping and handling costs                               4,204                4,936
==========================================================================================